Filed Pursuant to Rule 253(g)(2)

File No. 024-11056

Supplement No. 4 to Post-Qualification Offering Circular Amendment No. 1 dated July 17, 2020

20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

(240) 453-6339; www.2020gene.com

This Offering Circular Supplement No. 4 (the “Supplement”) relates to the Post-Qualification Offering Circular Amendment No. 1 of 20/20 GeneSystems, Inc. (the “Company”), dated July 17, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis.

This Supplement should be read in conjunction with the Offering Circular, Offering Circular Supplement No. 1 filed with the Securities and Exchange Commission on October 5, 2020, Offering Circular Supplement No. 2 filed with the Securities and Exchange Commission on October 5, 2020, and Offering Circular Supplement No. 3 filed with the Securities and Exchange Commission on February 26, 2021 (together, the “Prior Supplements”), and is qualified by reference to the Offering Circular and the Prior Supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and the Prior Supplements.

This Supplement is being filed to update the disclosure relating to the termination of the offering as follows:

Termination of the offering:

The Company intends to terminate the offering for its Series C Preferred Stock described in the Offering Circular and Prior Supplements on June 15, 2021. No further subscriptions will be accepted for the current offering after June 15, 2021 (the “Termination Date”). Subscriptions in the offering will be accepted up to the Termination Date and processed as promptly as possible. The Company retains the right to continue the offering beyond the Termination Date, in its sole discretion. None of the terms of the offering have been changed.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 4 to Offering Circular is May 25, 2021.